SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21° andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Minutes of the 98th Board of Directors’ Meeting” dated on March 23, 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the Minutes of the 98th Board of Directors’ Meeting

March 23, 2004 (03 pages)

For more information, please contact:

Charles E. Allen

TELESP, São Paulo, Brazil

Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	callen@telesp.com.br
URL:	www.telefonica.net.br

(São Paulo – Brazil; March 23, 2004) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 98th Board of Directors’ meeting held on March 23, 2004:

1. DATE, TIME AND PLACE OF THE MEETING: March 23, 2004, at 15:00 São Paulo time, at the Company’s headquarters located at Rua Martiniano de Carvalho #851 in the Capital of the State of São Paulo.

2. MEETING BOARD COMPOSITION: Fernando Xavier Ferreira – President of the Board of Directors and Manoel Luiz Ferrão de Amorim – Counselor.

3. INSTALLATION: The meeting began with the presence of the undersigned Board Members and once the legal “quorum” to proceed with the meeting was verified. The following Counselors participated of the session by videoconference from Madrid, Spain: Mr. José María Alvarez-Pallete López, Mr. José Fernando de Almanza Moreno-Barreda, Mr. Jacinto Diaz Sanchez, Mr. Juan Carlos Ros Brugueras and Mr. Fernando Abril Martorell Hernandez.

4. DELIBERATIONS:

4.1 Re-election/election of Directors: The Board of Directors decided:

4.1.1 Reelect for a new term starting on the present date and expiring at the date of the General Ordinary Shareholders’ Meeting of 2007 the following members of the Executive Management: (a) Mr. Fernando Xavier Ferreira, Brazilian, married, with studies of engineering, holder of identify card RG # 585.363-0 SSP/SP and CPF/MF # 142.144.239-68, resident in the city of Curitiba, state of Paraná, commercial address at Rua Martiniano de Carvalho 851, São Paulo, SP, for the position of President; (b) Mr. Manoel Luiz Ferrão de Amorim, Brazilian, married, with studies of engineering, holder of identity card RG # 37.166.830 SSP/SP, with CPF/MF # 509.274.777-34 and CREA/RJ # 83103423-9, resident in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851, São Paulo, SP, for the position of Chief Executive Officer; (c) Mr. Eduardo Navarro de Carvalho, Brazilian, single, with studies of engineering, holder of identity card RG # M-1.501.849 SSP/MG, with CREA/MG # 4474/D and CPF/MF # 531.710.556-00, resident in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851, São Paulo, SP, for the position of Vice-President of Corporate and Regulatory Strategy; (d) Mr. Gilmar Roberto Pereira Camurra, Brazilian, divorced, business administrator, holder of identity card RG # 7.990.926 SSP/SP, with CPF/MF # 810.374.908-78, resident in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851, São Paulo, SP, for the position of Vice-President of Financial Planning; (e) Mr. Stael Prata Silva Filho, Brazilian,

married, business administrator, holder of identity card RG # 4.650.496 SSP/SP, with CPF/MF # 374.378.958-20, resident in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851, São Paulo, SP, for the position of Executive Vice-President of Strategic Planning; (f) Mr. Carlos García-Albea Ristol, Spanish, married, economist, holder of identity card RNE # V365251-F, with CPF/MF # 229.924.248-11, resident in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851, São Paulo, SP, for the position of Vice-President of Administration and Finance and Investor Relations Officer; (g) Mr. Fábio Silvestre Micheli, Brazilian, married, business administrator, holder of identity card RG # 7.666.023 SSP/SP, with CPF/MF # 022.234.928-00, resident in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851, São Paulo, SP, for the position of Vice-President of Network; (h) Mr. Mariano Sebastian de Beer, Argentinean, married, business administrator, holder of identity card RNE # V187879-Z, with CPF/MF # 214.062.628-11, resident in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851, São Paulo, SP, for the position of Commercial Vice-President for Businesses; (i) Mr. Odmar Geraldo Almeida Filho, Brazilian, married, business administrator and with studies of engineering, holder of identity card RG # 12.557.234 SSP/SP, with CREA/SP # 157.740 and CPF/MF # 088.906.738-42, resident in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851, São Paulo, SP, for the position of Commercial Vice-President for Residential Clients; (j) Mr. José Carlos Misiara, Brazilian, married, economist, holder of identity card RG # 4.223.233-8 SSP/SP, with CPF/MF # 326.831.388-49, resident in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851, São Paulo, SP, for the position of Vice-President of Human Resources; and (k) Mr. Bento José de Orduña Viegas Louro, Portuguese, married, economist, holder of identity card RNE # W255468-W, with CPF/MF # 628.409.917-72, resident in the city of São Paulo, state of São Paulo, commercial address at Avenida Brigadeiro Faria Lima 3729, 10th Floor, São Paulo, SP, for the position of Vice-President for Long Distance and Interconnection Businesses.

4.1.2 Elect for the term starting on the present date and expiring at the date of the General Ordinary Shareholders’ Meeting of 2007 Mr. Manuel José Benazet Wilkens, Spanish, married, with studies of telecommunications engineering, holder of identify card RNE # V256650-9 and CPF/MF # 219.210.578-90, resident in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851, São Paulo, SP, for the position of Vice-President of Organization and Information Systems, replacing Mr. Stael Prata Silva Filho who held that position on an interim basis.

The appointees declare that have not been charged by any of the crimes that the law states as impediments to execute the functions that belong to the positions they are taking.

5. COMPOSITION OF THE EXECUTIVE BOARD:

Taking into consideration the appointments approved on this meeting, the composition of the Executive Board, all with current term starting on the present date and expiring in the General Ordinary Shareholders’ Meeting of 2007, is as follows: (a) President: Mr. Fernando Xavier Ferreira; (b) Vice-President of Corporate and Regulatory Strategy: Mr. Eduardo Navarro de Carvalho; (c) Vice-President of Financial Planning: Mr. Gilmar Roberto Pereira Camurra; (d) Chief Executive Officer: Mr. Manoel Luiz Ferrão de Amorim; (e) Executive Vice-President of Strategic Planning: Mr. Stael Prata Silva Filho; (f) Vice-President of Administration and Finance and Investor Relations Officer: Mr. Carlos García-Albea Ristol; (g) Vice-President of Network: Mr. Fábio Silvestre Micheli; (h) Commercial Vice-President for Businesses: Mr. Mariano Sebastian de Beer; (i) Commercial Vice-President for Residential Clients: Mr. Odmar Geraldo Almeida Filho; (j) Vice-President of Human Resources: Mr. José Carlos Misiara; (k) Vice-President for Long Distance and Interconnection Businesses: Mr. Bento José de Orduña Viegas Louro; and (l) Vice-President of Organization and Information Systems: Mr. Manuel José Benazet Wilkens.

6. At the end of the meeting, this minute was approved and signed by the present counselors

Fernando Xavier Ferreira – President of the Board

José María Alvarez-Pallete López – Vice President of the Board

Carlos Masetti Junior

Jacinto Díaz Sánchez

José Fernando de Almansa Moreno-Barreda

Juan Carlos Ros Brugueras

Manoel Luiz Ferrão de Amorim

Fernando Abril Martorell

Antonio Viana-Baptista – represented by Mr. Fernando Xavier Ferreira

Enrique Used Aznar – represented by Mr. Fernando Xavier Ferreira

Félix Pablo Ivorra Cano – represented by Mr. Fernando Xavier Ferreira

Javier Nadal Arino – represented by Mr. Fernando Xavier Ferreira

Rosa Cullell Muniesa – represented by Mr. Fernando Xavier Ferreira

João Carlos de Almeida - Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: March 23, 2004.	By:	/s/ Charles E. Allen
	Name:	Charles E. Allen
	Title:	Investor Relations Director